January 23, 2008

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn:	Eric Attalah, Staff Accountant
Kevin Vaughn, Branch Chief

Re:	Power Efficiency Corporation
Form 10-KSB for the year ended December 31, 2006
Form 10-QSB as of June 30, 2007
File No. 0-31805

Ladies and Gentlemen:

On behalf of Power Efficiency Corporation (the “Company”), we are filing this letter in response to the Staff’s comments to the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 (the “10-KSB”) and the Form 10-QSB as of June 30, 2007 (the “10-QSB”). The Staff’s comments are set forth in a letter from Kevin Vaughn, Branch Chief, addressed to John Lackland, Chief Financial Officer of the Company, dated January 11, 2008.

In this letter, we have recited the comment from the Staff in bold and have followed each comment with our response.

Note 11 - Warrants, page 38

1.
Please refer to prior comment 2. We note from your response that you recorded the fair value of the warrants issued in connection with your November 2006 debt issuance as a debt discount. Additionally we note that the face amount of the debt was $2,000,000 and the debt discount was $1,104,383 at issuance. Given this it is unclear as to why the carrying amount of the debt is $1,397,927 at December 31, 2006, as only one month of amortization would have been recorded. Please advise or revise.

We acknowledge the Staff’s comment and would like to clarify ourselves in this matter. The $1,104,383 amount you refer to in Note 11 of our 2006 Form 10-KSB has been understandably misinterpreted from our last response as the amount of debt discount we recorded for the notes we issued on November 30, 2006 (the “November 2006 Notes”). This amount actually represents the total non-cash interest expense we recorded in 2006 for all debt-related warrants.

This non-cash interest expense amount relates to warrants associated with three different debt obligations that were outstanding during portions of 2006. Specifically, these debt obligations were:

•	issued in October 2004 and February 2005 and paid off in November 2006;
•	issued in April and May of 2006 and paid off in November 2006; and
•	the November 2006 Notes.

The only notes outstanding on December 31, 2006 were the November 2006 Notes. Upon issuance of the November 2006 Notes, we issued 2,500,000 warrants to the noteholders and therefore recorded a debt discount in the amount of $628,250. The net value of the November 2006 Notes as of December 31, 2006 was $1,397,927, which is the $2,000,000 in principal, less the $628,250 initial debt discount, plus $26,177 for one month of debt discount amortization.

We apologize for our lack of clarity in this matter. In future filings, we will revise this disclosure to more clearly describe all items included in our calculation of the non-cash interest expense, debt discount and warrants associated with each note issued and outstanding during the year.

Upon reviewing our calculations for this matter, we noticed the $1,104,383 amount in “Note 11 - Warrants” is a typographical error. The 2006 Financial Statements contain the correct amount of $1,035,353, plus $4,098 of note discount amortization on a non-interest bearing note. These two amounts comprise the $1,039,451 of debt discount/non-cash interest expense related to the issuance of debt securities in our Statement of Cash Flows. We will correct the amount in Note 11 in future filings as part of the revisions mentioned above.

If you should have any questions, please contact the undersigned at (702) 697-0377 or Adam Mimeles, Esq. at (212) 370-1300.

Very truly yours, POWER EFFICIENCY CORPORATION /s/John Lackland John Lackland Chief Financial Officer